Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S‑1 of CHF Solutions, Inc. filed pursuant to Rule 462(b) of the Securities Act of 1933 of our report dated February 21, 2019, relating to the consolidated financial statements of CHF Solutions, Inc., which includes an explanatory paragraph relating to the Company’s ability to continue as a going concern, appearing in the Annual Report on Form 10‑K for the year ended December 31, 2018.

We also consent to the reference to us under the caption “Experts” in the prospectus, which is a part of Amendment No. 2 to the Registration Statement on Form S‑1/A of CHF Solutions, Inc. (File No. 333-229102) incorporated by reference into this Registration Statement.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota

March 7, 2019